UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



March 1, 2004

William R. Spalding
King & Spalding LLP
191 Peachtree Street
Atlanta, GA 30303-1763



Re: Synovus Financial Corp.
Incoming letter dated January 15, 2004

Dear Mr. Spalding:

This is in response to your letter dated January 15, 2004 concerning the shareholder proposal submitted to Synovus by Richard Luther. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,



Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Richard Luther
Old London Station
P.O. Box 402
Latham, NY 12110-0402

18349

KING & SPALDING LLP



January 15, 2004

**VIA OVERNIGHT DELIVERY**

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Synovus Financial Corp. - Filing pursuant to Rule 14a-8(j) Regarding Exclusion of Shareholder Proposal from Proxy Materials

Ladies and Gentlemen:

We serve as counsel for Synovus Financial Corp., a Georgia corporation (the "Company"). On behalf of the Company, we submit this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to advise the Securities and Exchange Commission (the "Commission") that the Company intends to exclude from its proxy materials for its 2004 Annual Meeting of Shareholders (the "Proxy Materials") a shareholder proposal and supporting statement (collectively, the "Proposal") received from Mr. Richard Luther (the "Proponent") on November 12, 2003.

The Proposal seeks to restructure the Company's dividend reinvestment plan to, among other things, provide for quarterly optional cash investments at no cost to the participant and change the administration of the plan. This letter hereby serves as notice that the Company intends to omit the Proposal pursuant to Rule 14a-8(f) and Rule 14a-8(b)(1) promulgated under the Exchange Act. The Company did not previously communicate its objection to inclusion of the Proposal to the Proponent based on these grounds within the 14 day period contemplated by Rule 14a-8(f) because the procedural defect is an uncurable one; namely, the Proponent fails to hold the minimum market value of the Company's common stock pursuant to Rule 14a-8(b)(1).

The Company hereby respectfully requests that the Staff confirm that it will not recommend any enforcement action against the Company based on the omission of the Proposal from the Proxy Materials. Pursuant to Rule 14a-8(j), we are enclosing six (6) copies of each of this letter and the Proposal (attached as Exhibit A to this letter). We are simultaneously forwarding a copy of this letter to the Proponent as notice of the Company's intention to omit the Proposal from the Proxy Materials.

**Summary of the Proposal**

The Proposal, which actually consists of multiple proposals, calls for the Company's dividend reinvestment plan (the "Plan") to be restructured to provide for quarterly optional cash investments on a cost-free basis to the participants, with administration to be by the Company. Further, the Proposal seeks to eliminate a reinvestment fee for optional cash payments under the Plan. The Proposal also calls for the Plan to be administered by the Company "through its operating 'Trust Company Bank' (as formerly) and shall not be outsourced."

**Ground for Omission**

Pursuant to Rule 14a-8(f), a company may omit from its proxy materials a shareholder proposal if the proponent fails to meet the eligibility requirements set forth in Rule 14a-8(b)(1). Specifically, Rule 14a-8(b)(1) requires that, to be eligible to submit a shareholder proposal, a proponent must have continuously held at least $2,000 in market value of an issuer's securities for at least one year by the date the proponent submits the proposal.

In accordance with Commission Release No. 34-20091 (August 23, 1983), a shareholder's holdings are computed based on the average of the high and low prices of the company's common stock on the exchange on which such stock is traded as of a date within 60 days prior to the submission of the proposal. The Company's common stock is traded on the New York Stock Exchange (the "NYSE"). During the 60 days prior to November 12, 2003, the highest trading price of the Company's common stock on the NYSE was $28.97 per share (such trading price being achieved on November 12, 2003).

Concurrently with his submission of the Proposal, the Proponent did not submit a statement of his ownership of the Company's common stock. Attached as Exhibit B to this letter is a copy of the Company's stock transfer records, which indicate that the Proponent owned only 41.2240 shares of the Company's common stock as of November 12, 2003, and further, that at no point during the 60 days preceding November 12, 2003 did the Proponent hold in excess of this amount. At the highest trading price on November 12, 2003 ($28.97 per share), these 41.2240 shares of the Company's common stock held a market value of approximately $1,194.26. As a consequence, at no point during the 60-day period prior to the submission of the Proposal did the Proponent hold shares of the Company's common stock having a market value equal to or greater than $2,000. Further, as of November 12, 2003, the Company had in excess of 300,000,000 shares of its common stock outstanding. Thus, the Proponent did not hold greater than 1% of the Company's outstanding securities.

The Staff has consistently taken the position that if a shareholder proponent fails to meet the ownership requirements set forth in Rule 14a-8(b)(1), the company may exclude the proponent's proposal from its proxy materials and further, that the failure to notify the proponent of such lack of ownership (as is generally required under Rule 14a-8(f) for "procedural or eligibility deficiencies") does not preclude an issuer from permissibly excluding a proposal proffered by a proponent not meeting the Rule 14a-8(b)(1) ownership requirement. See U.S. West, Inc. (publicly available December 10, 1998). See also Saks Incorporated (publicly available February 9, 2001); The Gillette Company (publicly available January 23, 2001); and Litton Industries, Inc. (publicly available August 24, 2000). As such, the Company believes the Proposal may be omitted from its Proxy Materials pursuant to Rule 14a-8(b)(1) and Rule 14a-8(f).

The Company also believes it has several additional grounds for excluding the Proposal from the Proxy Materials, including, without limitation:

- Rule 14a-8(i)(7) - "ordinary business operations." See AT&T Corp. (publicly available January 30, 2001) (proposal requesting the company remove its transfer agent was properly excludable) and Dow Jones & Company, Inc. (publicly available January 4, 1996) (proposal requesting company adopt a resolution recommending removal of transfer agent, registrar and trustee under dividend reinvestment plan was properly excludable).

- Rule 14a-8(i)(4) - "redress of a personal claim or grievance." See Crown Central Petroleum Corporation (publicly available March 4, 1999) (proposal requesting the board study a relationship between the CEO's compensation and work performed by the CEO was properly excludable when the company showed that the proponent was involved in a protracted labor dispute with the company and had filed a derivative action against the company) and AmVestors Financial Corporation (publicly available March 31, 1992) (proposal requesting the sale or merger of the company was properly excludable where the company showed that the proponent, a terminated former employee, exhibited a pervasive trend of harassment against the company). The Company has reason to believe that the Proponent may have a personal grievance against Mellon Bank, the current transfer agent under the Plan, related to, among other things, his prior employment relationship with Mellon Bank.

**Conclusion**

The Company has not ultimately concluded when it will file its definitive Proxy Materials for its 2004 Annual Meeting of Shareholders (the "Annual Meeting") with the Commission. However, for a number of reasons, including the desire to coordinate the mailing of the Proxy Materials with the earlier filing of its Annual Report on Form 10-K (the "Form 10-K") under the new "accelerated filer" rules, the Company may file its definitive Proxy Materials as early as March 15, 2004. The Company recognizes that, if it elected to file its definitive Proxy Materials in conjunction with its Form 10-K filing, the Company would not be compliant with Rule 14a-8(j), which requires a registrant wishing to exclude a shareholder proposal to submit its reasons with the Commission no later than 80 days prior to the anticipated filing date of its definitive proxy materials with the Commission, absent a showing of good cause.

To the extent the Company elects to file its definitive Proxy Materials earlier than April 5, 2004, the Company respectfully requests the Staff waive the Rule 14a-8(j) 80-day notice requirement for good cause. The Company believes that good cause exists for a number of reasons.

The Company has attempted in good faith to contact the Proponent regarding the Proposal. On December 5, 2003, the Company sent a letter to the Proponent, inviting the Proponent to speak with the Company's investor relations department concerning the grievance underlying the Proposal and formally requesting the Proponent withdraw the Proposal. On December 17, 2003, the Company sent additional correspondence by overnight mail to the Proponent, again inviting the Proponent to speak with the Company's investor relations department concerning the Proposal, outlining the Company's belief that the Proposal was properly excludable from the Proxy Materials and formally requesting the Proponent withdraw the Proposal no later than December 31, 2003. The Company granted this relatively long two-week period because of the holiday season. In this December 17 correspondence, the Company also indicated its intent to exclude the Proposal through the no-action letter process if the Proposal was not withdrawn by the Proponent in writing.

To date, despite these efforts to amicably discuss the Proposal, the Proponent has neither contacted the Company's investor relations department nor withdrawn the Proposal. The Company believes it has provided the Proponent more than ample opportunity to address his concerns with the proper channels at the Company. As such, the Company has deemed it appropriate, given the substantial opportunity it has afforded the Proponent, to submit this no-action letter to the Staff.

The Company believes that the circumstances and the timing here are similar to Dresdner RCM Global Strategic Income Fund, Inc. (publicly available September 13, 2000), where the issuer's request was sent to the Staff eleven business days after receipt of the proposal. *See also* National Semiconductor Corporation (publicly available July 19, 2002) (Rule 14a-8(j) requirement was waived where no-action letter was submitted six business days after receipt of proposal where 80-day period ended one business day after receipt of proposal).

For the reasons specified above, the Company respectfully requests the concurrence of the Staff that it will not recommend any enforcement action if the Proposal were excluded from the Proxy Materials. Further, the Company hereby requests that the Proponent copy us on any correspondence it may choose to make to the Commission in connection with the Proposal.

We would greatly appreciate a prompt response from the Staff. If the Staff disagrees with the Company's views regarding omission of the Proposal, the undersigned respectfully requests the opportunity to confer the with the Staff prior to the issuance of the response. If you have any questions or require additional information concerning this request, please call me at requests the opportunity to confer the with the Staff prior to the issuance of the response. If you have any questions or require additional information concerning this request, please call me at (404) 572-3385. If possible, I would appreciate a copy of the Staff's response to this request via facsimile to my attention at (404) 572-5147. Thank you for your attention to this matter.

Very truly yours,

William Spalding

William R. Spalding

Enclosures

cc: Mr. Richard Luther (w/encl.)

G. Sanders Griffith, III (w/encl.)
*Synovus Financial Corp.*

Keith F. Atkinson (w/encl.)
*King & Spalding LLP*

## Exhibit A

Proposal and Supporting Statement

RICHARD LUTHER
OLD LOUDON STATION; P.O. 402
LATHAM, NEW YORK 12110-0402

Member - 1992s February 10 - The Peoples Proxy - National Association Investment Clubs (N.A.I.C.)

NOVEMBER 12 2003

SYNOVUS FINANCIAL CORP,
901 FRONT AVENUE – P.O. BOX 120
COLUMBUS, GA 31902.

ATTENTION CORPORATE SECRETARY
MR G. SANDERS GRIFFITH III

I AM ENCLOSING MY SHAREHOLDER PROPOSALS FOR THE SYNOVUS FINANCIAL CORP. -- 2004 ANNUAL MEETING & PROXY STATEMENT.
ENCLOSED IS THE SUPPORTING STATEMENT.

GIVEN THE HIGHLY UNSATISFACTORY FEE BASED PLAN AS NOW BEING ADMINISTERED BY MELLON BANK, THE STATEMENTS AND ADMINISTRATION OF THIS PLAN IS SUBSTANDARD AND NOT WITHIN THE LEVELS AND EXPECTATIONS OF SYNOVUS SHAREHOLDERS.

1. TRUST COMPANY BANK AN OPERATING UNIT OF SYNOVUS FINANCIAL CORP. HAS PREVIOUSLY ADMINISTERED THIS PLAN.
2. TRUST COMPANY BANK HAS ONE ADDRESS AND CAN DIRECTLY & MORE EFFICIENTLY ACCOMODATE ALL CHECKS AND CORRESPONDENCE AT ITS ONE GEORGIA LOCATION
3. MELLON BANK IS NOTED AS A FEE BASED OPERATION, FEES THAT ARE NOT IN THE SHAREHOLDERS FAVOR
4. A MORE USEFULL STATEMENT ONE PROVIDING FOR THE DIVIDEND RATE PER SHARE TO BE SHOWN IN COLUMN FORM, WILL BE A DIRECT BENEFIT TO THE SHAREHOLDER

SYNOVUS SHAREHOLDERS DESERVE BETTER. TRUST COMPANY BANK IS IN A BETTER POSITION TO PROVIDE A HIGHER LEVEL OF SERVICE TO SYNOVUS SHAREHOLDERS.

VERY TRULY YOURS
Richard Luther

RICHARD LUTHER
PO BOX 402
LATHAM NY 12110-0402

NOVEMBER 12, 2003

SYNOVUS FINANCIAL CORPORATION
901 FRONT AVENUE ~ P.O. BOX 120
COLUMBUS, GA 31902

ATTENTION: CORPORATE SECRETARY

GIVEN THE HIGHLY UNSATISFACTORY FEE BASED SYNOVUS COMMON SHARE DIVIDEND REINVEST PLAN, AS BEING OUTSOURCED TO MELLON BANK.

I AM SUBMITTING HERE WITH THE FOLLOWING SHAREHOLDER PROPOSALS TO BE INCLUDED IN THE SYNOVUS 2004 ANNUAL MEETING AND PROXY STATEMENT.

## SHAREHOLDER PROPOSALS

1. THE SYNOVUS FINANCIAL CORP COMMON STOCK DIVIDEND REINVESTMENT PLAN SHALL BE REVISED TO PROVIDE FOR QUARTERLY OPTIONAL CASH INVESTMENTS WITH ADMINISTRATION TO BE BY SYNOVUS ON A FULL AMOUNT RECEIVED - AMOUNT INVESTED BASIS, THERE SHALL BE NO INVESTMENT FEE, ON
   A. REINVESTED DIVIDENDS
   B. OPTIONAL CASH PAYMENTS
   WHICH SHALL BE INVESTED AT FULL VALUE
2. THE SYNOVUS COMMON STOCK DIVIDEND REINVESTMENT PLAN SHALL BE ADMINISTERED BY SYNOVUS FINANCIAL CORP. THRU ITS OPERATING "TRUST COMPANY BANK" (AS FORMALLY) AND SHALL NOT BE OUTSOURCED.

VERY TRULY YOURS

Richard Luther

BEING A QUALIFIED SYNOVUS FINANCIAL SHAREHOLDER
I EXPECT TO ATTEND THE MEETING.

**Exhibit B**

Stock Transfer Records

# Client ServiceDirect - Account Profile

**DATE: 1/14/2004**
**TIME: 9:36 AM**

**SYNOVUS FINANCIAL CORP**

COMMON

**CUSIP: 87161C10**

| | | | |
|---|---|---|---|
| **Name:** | RICHARD LUTHER | **Class:** | Individual Male |
| **Account Number:** | LUTHER—RICH-0000 | **Last Activity:** | 01/05/2004 |
| **Old Account Number:** | 00000103427 | **Date Closed:** | |
| **Social Security/TIN:** | 101-28-1398 | | |
| **Investor ID:** | 1248-0768-9775 | **Dividend Address:** | |

**Notice Address:**
RICHARD LUTHER
P O BOX 402
LATHAM NY 12110-0402

**Tax Category:** No Withholding

**Account Codes:** Full Dividend Reinvestment
Tefra Certified

| | |
|---|---|
| **Registered Shares:** | .0000 |
| **Book Balance:** | 41.4586 |
| **Conversion Balance:** | .0000 |
| **Total:** | 41.4586 |

| Plan Number | Plan Description | Balance | Open Date | Termination Date | Reinvestment Options |
|---|---|---|---|---|---|
| IRO0187161C10 | SYNOVUS FINANCIAL CORP. | 41.4586 | | | |

# Client ServiceDirect - Book Entry Transactions

DATE: 1/14/2004
TIME: 9:35 AM

SYNOVUS FINANCIAL CORP

COMMON

CUSIP: 87161C10

**Name & Address:** RICHARD LUTHER
P O BOX 402
LATHAM NY 12110-0402
**Social Security/TIN:** 101-28-1398
**Account Number:** LUTHER---RICH-0000

## Book Entry Account Statistics

| Plan Identifier | Plan Description | Balance | Open Date | Termination Date | Reinvestment Options |
|---|---|---|---|---|---|
| IRO0187161C10 | SYNOVUS FINANCIAL CORP. | 41.4586 | | | |

## Book Entry Transaction List

| Plan/CUSIP | Process Date | Seq# | Trans. Type | Price | Gross | Fees | Net | Shares |
|---|---|---|---|---|---|---|---|---|
| IRO0187161C10 | 01/02/2004 | 001001 | Common Dividend | 28.9800000 | 6.80 | .01 | 6.80 | .2346 |
| | 01/01/2004 | | Balance Forward | .0000000 | .00 | .00 | .00 | 41.2240 |
| IRO0187161C10 | 10/01/2003 | 001001 | Common Dividend | 25.6787000 | 6.76 | .02 | 6.76 | .2633 |
| IRO0187161C10 | 07/01/2003 | 001001 | Common Dividend | 21.5993000 | 6.71 | .02 | 6.71 | .3107 |
| IRO0187161C10 | 04/01/2003 | 001001 | Common Dividend | 18.4128004 | 6.65 | .02 | 6.65 | .3612 |
| IRO0187161C10 | 01/02/2003 | 001001 | Common Dividend | 20.1121674 | 5.90 | .02 | 5.90 | .2934 |
| | 01/01/2003 | | Balance Forward | .0000000 | .00 | .00 | .00 | 39.9954 |
| IRO0187161C10 | 10/01/2002 | 001002 | Common Dividend | 21.5026202 | 5.86 | .02 | 5.86 | .2725 |
| IRO0187161C10 | 07/01/2002 | 000000 | Common Dividend | 26.5840000 | 5.83 | .00 | 5.83 | .2193 |
| IRO0187161C10 | 04/01/2002 | 000000 | Common Dividend | 30.1815490 | 5.80 | .00 | 5.80 | .1922 |
| IRO0187161C10 | 01/02/2002 | 000000 | Common Dividend | 25.2248830 | 4.99 | .00 | 4.99 | .1978 |
| | 01/01/2002 | | Balance Forward | .0000000 | .00 | .00 | .00 | 39.1136 |
| IRO0187161C10 | 10/01/2001 | 000000 | Common Dividend | 27.4460000 | 4.96 | .00 | 4.96 | .1807 |
| IRO0187161C10 | 07/02/2001 | 000000 | Common Dividend | 32.0046060 | 4.94 | .00 | 4.94 | .1544 |
| IRO0187161C10 | 04/02/2001 | 000000 | Common Dividend | 27.0361060 | 4.92 | .00 | 4.92 | .1820 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| IRO0187161C10 | 01/02/2001 | 000000 | Common Dividend | 26.2929520 | 4.23 | .00 | 4.23 | .1609 |
| | 01/01/2001 | | Balance Forward | .0000000 | .00 | .00 | .00 | 38.4356 |
| IRO0187161C10 | 10/02/2000 | 000000 | Common Dividend | 21.5440650 | 4.21 | .00 | 4.21 | .1954 |
| IRO0187161C10 | 07/01/2000 | 000000 | Common Dividend | 18.3641790 | 4.18 | .00 | 4.18 | .2276 |
| IRO0187161C10 | 04/01/2000 | 000000 | Common Dividend | 19.5960540 | 4.16 | .00 | 4.16 | .2123 |
| IRO0187161C10 | 01/03/2000 | 000000 | Common Dividend | 18.9723390 | 3.39 | .00 | 3.39 | .1787 |
| | 01/01/2000 | | Balance Forward | .0000000 | .00 | .00 | .00 | 37.6216 |
| IRO0187161C10 | 10/01/1999 | 000000 | Common Dividend | 18.8895220 | 3.37 | .00 | 3.37 | .1784 |
| IRO0187161C10 | 07/01/1999 | 000000 | Common Dividend | 19.8382830 | 3.35 | .00 | 3.35 | .1689 |
| IRO0187161C10 | 04/01/1999 | 000000 | Common Dividend | 21.4224720 | 3.34 | .00 | 3.34 | .1559 |
| IRO0187161C10 | 01/02/1999 | 000000 | Common Dividend | 24.0797760 | 2.71 | .00 | 2.71 | .1125 |
| | 01/01/1999 | | Balance Forward | .0000000 | .00 | .00 | .00 | 37.0059 |
| IRO0187161C10 | 10/01/1998 | 000000 | Common Dividend | 20.8413620 | 2.70 | .00 | 2.70 | .1296 |
| IRO0187161C10 | 07/01/1998 | 000000 | Common Dividend | 24.0416070 | 2.69 | .00 | 2.69 | .1119 |
| IRO0187161C10 | 05/21/1998 | 000000 | Stock Dividend/Split | .0000000 | .00 | .00 | .00 | 12.2548 |
| IRO0187161C10 | 04/01/1998 | 000000 | Common Dividend | 37.5629650 | 2.69 | .00 | 2.69 | .0716 |
| IRO0187161C10 | 01/03/1998 | 000000 | Common Dividend | 32.4455130 | 2.19 | .00 | 2.19 | .0670 |
| IRO0187161C10 | 01/02/1998 | 000000 | Opening Balance | .0000000 | .00 | .00 | .00 | 24.3710 |
| IRO0187161C10 | 01/01/1998 | | Balance Forward | .0000000 | .00 | .00 | .00 | 24.3710 |

## Client ServiceDirect - Payment Details

**DATE: 1/14/2004**
**TIME: 9:36 AM**

**SYNOVUS FINANCIAL CORP**

COMMON

**CUSIP: 87161C10**

| | |
|---|---|
| **Name & Address:** | RICHARD LUTHER<br>P O BOX 402<br>LATHAM NY 12110-0402 |
| **Social Security/TIN:** | 101-28-1398 |
| **Account Number:** | LUTHER---RICH-0000 |

| Year to Date Totals: | | |
|---|---|---|
| Gross: 6.80 | Tax: 0.00 | Net: 6.80 |
| **Prior Year to Date Totals** | | |
| Gross: 26.02 | Tax: 0.00 | Net: 26.02 |

| Check Number | Check Type | Pay Date | Net $ | Status | Status Date | Micro/Repl Chk | Processing # |
|---|---|---|---|---|---|---|---|

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2004

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Synovus Financial Corp.
Incoming letter dated January 15, 2004

The proposal requests that the company's dividend reinvestment plan be revised to provide for quarterly optional cash investments and the elimination of investment fees on reinvested dividends or optional cash payments and further requests that the plan be administered by the company through its operating unit, Trust Company Bank, and not outsourced.

There appears to be some basis for your view that Synovus may exclude the proposal under rule 14a-8(i)(7), as relating to "ordinary business operations" (i.e., the administration of a dividend reinvestment plan). Accordingly, we will not recommend enforcement action to the Commission if Synovus omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Synovus relies.

We note that Synovus may not have filed its statement of objections to including the proposal in its proxy materials at least 80-days before the date on which it will file its definitive proxy materials as required under rule 14a-8(j). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Daniel Greenspan
Attorney-Advisor